Press Release
 November 6, 2003

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 200,000 t @ 14.5 g/t Au
14.13 g/t Au / 13 m 43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $10,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

UPDATE ON VIRGINIA’S QUEBEC EXPLORATION WORK

MegaTEM (45% Virginia – 55% Noranda-Novicourt)

Further to the recent announcement (September 8, 2003) of the discovery of a mineralized zone anomalous in zinc, copper and silver on the MegaTEM project, the Virginia-Novicourt Joint Ventures operated by Noranda Inc. have drilled a third hole to test the extension of that zone. This hole, located 100 metres west of the two previous holes, intersected two mineralized stringer zones in altered felsic rocks. The first zone returned 0.70% Zn over 27.8 metres, including 1.55% Zn – 0.12% Pb over 6.0 metres. The second zone returned 0.60% Zn – 0.15% Pb – 29.8 g/t Ag over 43.0 metres, including two richer intervals grading 0.54% Zn – 0.26% Cu – 0.44% Pb – 82.5 g/t Ag over 8.2 metres and 1.33% Zn over 7.2 metres.

* All samples have been analyzed by ICP method at the certified laboratory of ALS Chemex Chimitec in Val d’Or, Province of Quebec.

This hole confirms the thickening of the felsic sequence and the increase of the alteration and of the zinc and copper values towards west and at depth. A fourth hole is planned soon in order to test at depth the extension of the zone.

Dom Showing (100%)

Virginia also wishes to announce the discovery of a new polymetallic showing of volcanogenic type within an altered bimodal volcanic sequence, containing cordierite-bearing felsic schists and a highly altered anthophyllite-sulphides horizon. Seven blasted excavations done over a lateral distance of 250 metres along the anthophyllite horizon have exposed a mineralization consisting of decimetric to plurimetric stringers and lenses, containing variable proportions of pyrrhotite and pyrite, sphalerite, galena and chalcopyrite. Selected samples collected in these excavations have returned the following values:

Moreover, two erratic boulders of anthophyllite-sulphide rocks, located down ice from the showing area, have returned 3.07% Cu – 1.61% Zn – 0.58% Pb – 143 g/t Ag – 144 ppb Au and 2.26% Cu – 2.68% Zn – 1.62% Pb – 224 g/t Ag – 88 ppb Au respectively. This area will be the object in the near future of a vast geophysical airborne survey to confirm the potential of the Dom showing and the overall potential of the volcanic belt.

* All samples have been analyzed by aqua regia digestion (HNO3 – HCl) and atomic absorption at the certified laboratory of ALS Chemex Chimitec in Val d’Or, Province of Quebec.

New Gold Occurrences (100%)

Virginia has recently discovered a new sector highly anomalous in gold in the James Bay area. Prospecting has led to the identification of an altered (silica) geological contact, mineralized with disseminated arsenopyrite (< 10%) and followed laterally over more than one kilometre. The contact remains open in all directions. Mineralization of a metric thickness has graded up to 30 g/t Au in selected samples and 6.59 g/t Au over 2.0 metres in channel samples (see table below).

A second sector of interest was also identified more than one kilometre NE of this favourable contact. Mineralization consisting of weak arsenopyrite disseminations (< 5%) was exposed on three outcrops of altered felsic volcanics, spread over a lateral distance of 150 metres. Mineralization is developed over a 4.2-metre maximal thickness. To date only seven selected samples have been collected and they have returned the following values:

Additional sampling is currently in progress on these mineralized zones. Virginia intends to conduct significant ground geophysical surveys during the coming months and plans to drill test these new gold-bearing zones during the winter of 2004.

* All samples have been analyzed by fire assay method with gravimetric finishing at the Expert laboratory in Rouyn-Noranda.

Éléonore (100%)

Inspired by the discovery in 2002 of an erratic block grading 22.9 g/t Au, Virginia carried out a significant program of mechanical stripping and sampling on the Éleonore project. Work has identified the source area of the block within an altered and mineralized sedimentary sequence, at the margin of a diorite-tonalite intrusion. Mineralization consists of fine disseminations (< 5%) of arsenopyrite and pyrrhotite within sediments presenting an intense precocious potassic alteration (microcline-biotite-sericite) that seems to form corridors of metric to plurimetric thickness that extend laterally over hundreds of metres. These altered corridors have returned anomalous gold values varying from a few tens to a few hundreds of ppb, more locally with higher values (up to 29 g/t Au in grab samples and 3.0 g/t Au over 5.0 metres in channel samples). These high gold values are often associated with quartz veinlets and more intense silica wall-rock alteration. The mineralization styles discovered on the property, the nature of the associated alterations combined with the proximity of a diorite-tonalite intrusion strongly suggest the presence of a gold-copper porphyric system on the project.

Virginia anticipates a drilling program in the winter of 2004 in order to test several geophysical, geochemical, and geological targets.

* All samples have been analyzed by fire assay method with gravimetric finishing at the Expert laboratory in Rouyn-Noranda.

Poste Lemoyne (50 % Virginia – 50 % GlobeStar Mining)

A structural study was carried out on the Poste Lemoyne project in order to confirm several potential targets that will be drilled in December of 2003. We remind you that GlobeStar Mining and Virginia have jointly announced a resource calculation of 203,483 tonnes @ 14.5 g/t Au (press release April 8, 2003) on this project (Orfée zone).

Upcoming Drill Campaigns

Several drilling programs will take place over the next six months and Virginia anticipates that, either alone or with partners, between 15,000 and 20,000 metres will be drilled on several projects in Quebec.

For further information:
André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, senior supervising geologist
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca